SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period February 1, 2007

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period November 2, 2006 to February 1, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:
Name:	Stephen Foster
Title:	Company Secretary
Date:	February 1, 2007

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2007 – 2AWC

Attached are the following documents in relation to Alumina Limited’s Annual Results for the year ended 31 December 2006:

•	Public Announcement
•	Alumina Report
•	December 2006 Preliminary Final ASX Report

Stephen Foster

Company Secretary

1 February 2007	Alumina Limited ABN 85 004 820 419

GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

For release 1 February 2007

Record Alumina Limited Profit and Dividend

AWAC Production Record

•	Net profit after tax up 62% to $511 million

•	Underlying earnings after tax up 72% to $569 million

•	Fully franked final dividend increased to 12 cents per share

•	Return on Equity based on underlying earnings 32% (2005: 22%)

•	AWAC alumina production – a 4.4% increase to a record 14.3 million tonnes

•	Share buy-back under consideration for first half 2007

Alumina Limited today announced record annual earnings for 2006 reflecting higher AWAC net margins on alumina and aluminium, and increased production and sales volumes.

Recognising the Company’s strong earnings and cash flow, Directors have declared an increased final dividend of 12 cents per share fully franked, payable 9 March 2007. This 20% increase in final dividend signals the Directors’ intention, subject to business conditions, to maintain annual dividends at least at this new level of 24 cents per share, fully franked.

The Directors are currently considering undertaking an off-market share buy-back in the first half of 2007.

Alumina Limited CEO, John Marlay, commented: “This is a very strong result that clearly demonstrates the quality of the AWAC business. Cash dividends received by Alumina Limited during 2006 from AWAC totalled A$521m.

“The strength of the AWAC operating cash flows, and the new funding agreement with our partner Alcoa has given us the flexibility to increase returns to shareholders with a higher fully franked dividend and also continue to invest in AWAC for long term growth”.

“AWAC is well positioned to increase alumina production in 2007 as the global demand for aluminium and alumina continues to grow strongly.

“Progress on AWAC’s growth projects during the year, with the completion of the Pinjarra refinery upgrade and significant advancement of all other projects, adds further low cash operating cost capacity. This underpins the sustainability of our long-term cash flows and returns.”

Return on Equity rose to 29% (2005: 21%). Underlying earnings return on equity was 32% (2005: 22%). These increases reflect higher net margins on alumina and aluminium, and increased production and sales volumes during 2006.

Earnings per share rose to 43.8 cents per share (2005: 27.1 cents per share). Earnings per share on underlying earnings were 48.8 cents per share (2005: 28.4 cents per share).

AWAC capital expenditure increased to US$836 million in 2006 (2005: US$604 million). AWAC capital expenditure on bauxite and alumina refining growth projects is forecast to be approximately US$1.2 billion in 2007.

AWAC’s sales revenue increased by 26% compared with 2005, driven by both higher realised prices and increased alumina sales. Increased global demand for alumina and aluminium was largely attributable to growth in consumption in China, which rose more than 17% year-on-year.

AWAC’s alumina production was a new record at 14.3 million tonnes (2005: 13.7 million tonnes). Most of the production increase came from the Pinjarra refinery following commissioning of the 657,000tpa capacity upgrade in the second quarter. Increased production levels at the Wagerup, Kwinana and Suralco refineries and capacity creep at other AWAC refineries accounted for the remainder of the production increase. The annualised production level at the Point Comfort refinery was reduced in November 2006 from 2.3 million mtpy to 1.9 million mtpy.

Aluminium production in 2006 was 377,351 tonnes (2005: 377,259 tonnes) and seven of AWAC’s refineries achieved record annual production. This increase was achieved notwithstanding a power outage at the Portland smelter in November 2005 which affected potline capacity until the third quarter of 2006. The Point Henry smelter achieved record annual production.

AWAC alumina margins increased. Higher realised alumina prices were partially offset by production cost increases of US$18/tonne, due to price increases for energy and raw materials including bauxite, and additional caustic soda usage. Costs were also impacted by maintenance and contractor cost increases.

Aluminium margins also increased and production costs rose due to higher alumina and power prices.

The Pinjarra refinery upgrade was completed during 2Q/2006. This upgrade adds 657,000 tonnes per annum of capacity with low cash operating costs. Full production from the expansion is expected to be stabilised at that level during 1Q/2007.

At the Jamalco refinery, a 100% AWAC capacity increase of 146,000 tonnes per annum will be completed in early 2007 and commissioned during second quarter.

Construction is under way in Brazil on the Alumar refinery expansion (AWAC share 1.1 million tonnes per annum) and development of the new AWAC Juruti bauxite mine (2.6 million tonnes per annum). The estimated capital costs of the projects, both scheduled to commence commissioning during 2008, have increased, principally due to the appreciation of the Brazilian currency and increased construction costs. AWAC’s share of the Alumar refinery expansion and the Juruti mine, including the cost of infrastructure to support future capacity expansion, is now estimated to be approximately US$1.7 billion. The main uncertainty on the cost of these projects continues to be the exchange rate.

In September 2006, the development of an expansion of the Wagerup refinery by up to 2 million tonnes per annum was approved by the Western Australia Government. Detailed design and engineering will continue in 2007 to complete the feasibility assessment and a capital expenditure estimate for the construction project.

Feasibility studies for potential development of new greenfield bauxite mining and alumina refining capacity in Guinea and Ghana in West Africa and Vietnam also continued.

AWAC’s 2007 production will increase with Pinjarra operating at full expanded capacity, the commissioning of the Jamalco upgrade, and capacity creep at other refineries. The Point Comfort refinery is expected to operate at approximately 85% of capacity during 2007. AWAC’s operating costs in 2007 are forecast to increase by approximately US$4/tonne, due to higher average energy prices and bauxite and shipping costs.

Aluminium sales and production at Point Henry and Portland smelters are forecast to increase marginally in 2007.

Alumina Limited is a leading Australian company listed on the ASX and the NYSE. Our strategy is to invest world-wide in bauxite mining, alumina refining and selected aluminium smelting operations through our 40% ownership of AWAC, the world’s largest alumina business. Our partner, Alcoa, owns 60% of AWAC, and is the manager.

	2006	2005
Profit after tax ($m)	511.1	315.6
Underlying earnings after tax ($m) [1]	569.4	331.3
Dividends declared (cents/share)	22	20

[1]	See page 1 of the Company’s December 2006 Preliminary Final ASX Report for a reconciliation of Net Profit After Tax to Underlying Earnings After Tax

Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2005.

Further information:

Media, Analyst and Shareholder Contact:

Ken Dean

Chief Financial Officer

Phone:  (03) 8699 2603

Mobile: 0400 131 937

December 2006 Preliminary Final ASX Report

Alumina Limited - ABN 85 004 820 419

Financial Year ended 31 December 2006 (“Current Period”)

Results for Announcement to the Market

		% change	$A million
Net profit for the period attributable to members of Alumina Limited (Refer Note below)	Up	61.9%	511.1

Dividends

	Current Period Year ended 31 December 2006		Previous Corresponding Period Year ended 31 December 2005
Final dividend per share	12	¢	10	¢
Franked amount per share	12	¢	10	¢
Record date for determining entitlements to the dividend is 12 February 2007.

Note on underlying earnings within net profit for the period

Included in the calculation of net profit for the period is the Company’s equity share of non-cash entries related to the revaluation, under year end market conditions, of AWAC’s future benefits and obligations arising from certain energy purchase contracts and retirement benefit obligations. In order to analyse the Company’s net profit it is important to understand those entries and the reasons for them.

For sound economic hedging purposes, some AWAC long term energy purchase contracts include an aluminium price component in the energy price so that costs are partially linked to the price of aluminium. In accordance with accounting standards the financial impact of the application of these pricing formulae has been estimated for the remainder of the contract life based on the aluminium price as quoted on the London Metal Exchange at period end. The resulting entries are included in AWAC’s result for the period and, as a consequence, in the Company’s net profit for the period although they do not relate to operations during the current reporting period.

A similar calculation, based on future costs of retirement benefit obligations, is also reflected in the Company’s equity share of AWAC’s result.

The impact of these items in the Company’s result for the twelve months to 31 December 2006 has been to reduce net profit after tax by net $58.3 million (2005 $15.7 million) as shown in the following table. Net profit after tax before these items is referred to in the Directors’ Report as ‘Underlying Earnings’.

	Year ended 31 December 2006		Year ended 31 December 2005
Net profit for the period, after tax	511.1		315.6
Non-operating non-cash items:
Equity share of AWAC retirement benefit obligations	(6.3)		(7.2)
Equity share of AWAC embedded derivatives	64.6		22.9

Underlying earnings for the period, after tax	569.4		331.3

Underlying earnings per share	48.8	c	28.4	c
Underlying earnings return on equity	32.5%		21.7%

This year end report is to be read in conjunction with the most recent annual financial report.

December 2006 Preliminary Final ASX Report

Condensed consolidated income statement

	Total $A million
	Year ended 31 Dec 2006	Year ended 31 Dec 2005
Revenue from continuing operations	1.4	4.0
General and administrative expenses	(10.7)	(10.2)
Finance costs	(25.1)	(15.3)
Share of net profit of associates accounted for using the equity method	546.6	337.1

Profit from ordinary activities before tax	512.2	315.6
Income tax expense from continuing operations	(1.1)	—

Profit attributable to members of Alumina Limited	511.1	315.6

Earnings per share (EPS)

	Year ended 31 December 2006		Year ended 31 December 2005
Basic EPS	43.8	¢	27.1	¢
Diluted EPS	43.8	¢	27.1	¢

December 2006 Preliminary Final ASX Report

Condensed consolidated balance sheet

	31 December 2006 $A million	31 December 2005 $A million
Current Assets
Cash and cash equivalents	169.0	15.2
Receivables – other	0.1	0.5
Deferred tax assets	2.1	2.1
Other assets	—	0.5

Total current assets	171.2	18.3

Non-current Assets
Investments accounted for using the equity method	2,186.2	1,994.9
Property, plant and equipment	0.2	0.3

Total non-current assets	2,186.4	1,995.2

Total assets	2,357.6	2,013.5

Current Liabilities
Payables	12.7	3.1
Interest bearing liabilities	380.2	478.7
Current tax liabilities	1.1	—
Provisions	0.1	0.1
Other	0.7	1.2

Total current liabilities	394.8	483.1

Non-current Liabilities
Interest bearing liabilities	207.9	—
Provisions	0.3	0.2

Total non-current liabilities	208.2	0.2

Total liabilities	603.0	483.3

Net assets	1,754.6	1,530.2

Equity
Contributed equity	425.8	415.7
Treasury shares	(0.6)	(0.6)
Reserves:
- Group	30.6	41.4
- Associates	(15.3)	37.5
Retained profits:
- Group	861.1	608.7
- Associates	453.0	427.5

Total equity	1,754.6	1,530.2

December 2006 Preliminary Final ASX Report

Condensed consolidated statement of changes in equity

	Year ended 31 Dec 2006 $A million	Year ended 31 Dec 2005 $A million
Total equity at the beginning of the year	1,530.2	1,411.9

Changes in the fair value of cash flow hedges, net of tax [1]	(52.8)	35.6

Exchange differences on translation of foreign operations	(11.3)	(11.5)

Net income recognised directly in equity	(64.1)	24.1

Profit for the year	511.1	315.6

Total recognised income and expense for the year	447.0	339.7

Transactions with equity holders in their capacity as equity holders:

Contributions of equity, net of transaction costs	10.1	11.6

Movement in share based payment reserve	0.5	(0.2)

Dividends paid	(233.2)	(232.8)

	(222.6)	(221.4)

Total equity at the end of the financial year	1,754.6	1,530.2

[1]	Short term AWAC energy price hedging, principally natural gas and fuel oil.

December 2006 Preliminary Final ASX Report

Condensed consolidated statement of cash flows

	Year ended 31 Dec 2006 $A million	Year ended 31 Dec 2005 $A million
Cash Flows from Operating Activities
Payments to suppliers and employees (inclusive of goods and service tax)	(10.5)	(14.3)
GST refund received	0.6	0.5
Dividends received from associates	521.1	95.9
Interest received	1.4	4.5
Interest paid	(15.7)	(14.3)
Income taxes paid	—	0.1
Other	—	(0.4)

Net cash inflow from operating activities	496.9	72.0

Cash Flows from Investing Activities
Payments for investment in associates	(259.2)	(8.2)

Net cash outflow from investing activities	(259.2)	(8.2)

Cash Flows from Financing Activities
Proceeds from issues of shares	10.1	11.6
Proceeds of borrowings	391.3	52.8
Repayment of borrowings	(252.4)	—
Dividends paid	(233.2)	(232.8)

Net cash outflow from financing activities	(84.2)	(168.4)

Net Increase/(Decrease) in Cash and cash equivalents	153.5	(104.6)
Cash at beginning of period	15.2	117.9
Exchange rate adjustments	0.3	1.9

Cash and cash equivalents at end of period	169.0	15.2

Reconciliation of Cash
Reconciliation of cash at the end of the period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:
Cash on hand and at bank	169.0	15.2
Money market deposits (with maturity on investment three months or less)	—	—

Cash assets	169.0	15.2

Total cash and cash equivalents at end of period	169.0	15.2

Non-cash investing and financing activities
Dividend received from associate *	—	320.0
Investment in associate *	—	(320.0)

*	During 2005 Alcoa of Australia, of which Alumina Limited owns 40% declared a special dividend of A$800 million (Alumina Limited share A$320 million), all of which was immediately subscribed to Alcoa of Australia for the purchase of new shares.

December 2006 Preliminary Final ASX Report

Notes to the condensed financial statements

1.	Summary of significant accounting policies

These financial statements have been prepared in accordance with the historical cost convention and the accounting policies described below.

(a)	Basis of preparation

This general purpose financial report for the year ended 31 December 2006 has been prepared in accordance with Australian Equivalents to International Financial Reporting (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

This financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2005 and any public announcements made by Alumina Limited during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

(b)	Principles of consolidation

(i) Subsidiaries

The consolidated financial report is prepared on a consolidated entity basis for Alumina Limited (parent entity) and the entities it controls (controlled entities). A-IFRS defines controlled entities as existing where the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. The financial statements of the subsidiaries are included in the consolidated financial report, from the date that control commences until it ceases. All material controlled entities in the consolidated entity are companies. The economic entity consisting of Alumina Limited and its controlled entities is referred to in the financial report as ‘the Group’. In preparing the consolidated financial statements, the effects of all transactions between entities within the Group are eliminated in full, including unrealised profits and losses on transactions with associates accounted for on an equity basis.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

(ii) Associates

Associates are those entities over which the consolidated entity exercises significant influence but not control over the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the financial statements of the parent entity using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The consolidated entity’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves, is recognised in reserves after aligning back to Group accounting policies. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity’s income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group uses the cost method to account for any entities of which it holds less than 20% ownership.

December 2006 Preliminary Final ASX Report

Notes to the condensed financial statements (continued)

(c)	Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and changes attributable to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences using the balance sheet liability method, at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction at reporting date. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax assets or liabilities. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

Tax consolidation legislation

Alumina Limited and its wholly-owned Australian controlled entities have implemented tax consolidation under the applicable legislation as of 1 January 2004.

The head entity, Alumina Limited, and the controlled entities in the tax consolidated Group continue to account for their own current and deferred tax amounts. These tax amounts are measured using the separate tax payer within Group approach.

In addition to its own current and deferred tax amounts, Alumina Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated Group.

Assets and liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(d)	Foreign Currency Translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which those entities operate (“the functional currency”). The consolidated financial statements are presented in Australian dollars, which is Alumina Limited’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are initially translated into Australian currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

December 2006 Preliminary Final ASX Report

Notes to the condensed financial statements (continued)

Controlled foreign entities

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the translation reserve in shareholders’ equity. When a foreign operation is sold or borrowings are repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e)	Property, plant and equipment

Owned Assets

Items of property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Leased Assets

The company leases office facilities under an operating lease agreement. Payments made under this agreement are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

(f)	Receivables

All trade debtors are recognised at amortised cost less provision for doubtful debts, which in practice will equal the amounts receivable upon settlement. Collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(g)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(h)	Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(i)	Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange, unless the published market price is an unreliable indicator of fair value and other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

December 2006 Preliminary Final ASX Report

Notes to the condensed financial statements (continued)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to Note 1(j). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(j)	Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates.

Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

(k)	Depreciation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land and investment properties) over its expected useful life to the consolidated entity.

Office furniture	8 years
Computers and other office equipment	4 years

(l)	Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the amortised cost (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(m)	Borrowing costs

Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method and certain foreign exchange differences arising from foreign currency borrowings. Borrowing costs incurred for the construction of any qualifying asset are capitalised during the time that it is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

(n)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within thirty days of recognition.

(o)	Revenue

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid.

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date the entity’s right to receive payments is established.

December 2006 Preliminary Final ASX Report

Notes to the condensed financial statements (continued)

(p)	Employee benefits

(i) Salaries and annual leave

Liabilities for salaries and annual leave are recognised in current provisions (i.e. expected to be settled in 12 months), and are measured as the amount unpaid at reporting date at expected pay rates in respect of employees’ services up to that date, including related on-costs.

(ii) Long service leave

Long service leave is an additional form of compensated leave to which Australian employees become entitled after a qualifying period of generally ten years of continuous service. It accrues at the rate of 1.3 weeks’ leave per year of service.

A liability for long service leave is recognised in non current provisions (i.e. not expected to be settled within 12 months), and is measured as the present value based on expected pay rates in respect of services provided by employees up to the reporting date. A discount rate equalling the yield at the balance sheet date on government bonds that have maturity dates approximately to the terms of the Group’s obligations is used.

(iii) Share-based payments

Share-based compensation benefits are provided to employees via the Alumina Employee Share Plan.

Shares options granted before or after 7 November 2002 and vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares options granted after 7 November 2002 and vested after 1 January 2005

The fair value of options granted is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a methodology which employs the Monte Carlo simulation and a Black-Scholes option pricing model. This methodology takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

The market value of share options issued to employees for no cash consideration under the WMC employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

These options, granted under the WMC employee share scheme, are now fully exercised.

(iv) Superannuation

Since 27 July 2001, all employer contributions and ongoing management of employees’ superannuation entitlements have been managed by the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund, except where the relevant employees elect for those contributions to be paid to an alternate fund. Alumina employees are members of a sub-plan of the WMC Superannuation Plan, created specifically for Alumina. The plan is an accumulation category plan which offers a minimum company contribution (subject to certain cashing out options and legislation) of 9 per cent of basic salary to each member’s account. Members also have the option to make voluntary contributions to their account. Employer contributions to these funds are recognised as an operating cost.

December 2006 Preliminary Final ASX Report

Notes to the condensed financial statements (continued)

(v) Defined Benefit Plans

Alumina Limited’s associates have defined benefit plans in place. The associates’ net obligation in respect of defined benefit plans, is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The discount rate is the yield at the balance sheet date on government bonds that have maturity dates approximating the terms of the associated entity’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses are recognised in earnings of the associates.

When the calculation results in plan assets exceeding liabilities to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

(q)	Derivatives

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair value or cash flows of hedged items.

Cash flow hedge

The portion of a gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement.

Embedded Derivatives

Under A-IFRS, sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. A-IFRS requires the future purchases under these contracts to be marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. The embedded derivative in relevant AWAC contracts has been assessed and marked to market on the balance date. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates.

(r)	Dividends

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

December 2006 Preliminary Final ASX Report

Notes to the condensed financial statements (continued)

(s)	Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(t)	Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(u)	Provisions

Provisions for legal claims and service warranties are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

AWAC is required to rehabilitate bauxite mines and refineries upon cessation of operations.

Closedown and restoration costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. Closedown and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs.

The costs are estimated on the basis of a closure model. The cost estimates are calculated annually during the life of the operation to reflect known developments, and are subject to regular reviews.

The amortisation or unwinding of the discount applied in establishing the net present value of provisions is charged to the profit and loss account in each accounting period. The amortisation of the discount is shown as a financing item. To the extent that future economic benefits are probable, other movements in the provisions for closedown and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to lives of operations and revisions to discount rates are capitalised within fixed assets. These costs are then depreciated over the lives of the assets to which they relate.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the outstanding continuous rehabilitation work at each balance date. All costs of continuous rehabilitation work are charged to the provision as incurred.

(v)	Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

(w)	Rounding of amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission (ASIC), relating to the ‘rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or as otherwise indicated.

December 2006 Preliminary Final ASX Report

2.	Consolidated retained profits

	Year ended 31 Dec 2006 $A million	Year ended 31 Dec 2005 $A million
Retained profits at the beginning of the financial period	1,036.2	953.4
Net profit attributable to members of Alumina Limited	511.1	315.6
Dividends and other equity distributions provided for or paid	(233.2)	(232.8)

Retained profits at the end of financial period	1,314.1	1,036.2

3.	Income Tax

	Year ended 31 Dec 2006 $A million	Year ended 31 Dec 2005 $A million
Profit from ordinary activities before tax	512.2	315.6
(Excess)/shortfall of dividends received/receivable over equity share of profits	(25.5)	78.8

	486.7	394.4

Prima facie tax expense for the period at the rate of 30%	(146.0)	(118.3)

The following items caused the total charge for income tax to vary from the above:
Rebateable and exempt dividends	521.1	415.9
Non-deductible expenses	(13.5)	(14.5)
Expenses against which no income was earned to claim a deduction	(20.9)	(7.0)
Taxable income from foreign subsidiary	(4.0)	—

Net movement	482.7	394.4

Tax effect of the above adjustments at 30%	144.8	118.3
Over provision of tax in prior years	0.1	—

Income tax expense for the period	(1.1)	—

December 2006 Preliminary Final ASX Report

4.	Earnings per share (EPS)

	Year ended 31 Dec 2006		Year ended 31 Dec 2005
Calculation of basic and fully diluted EPS in accordance with AASB 1027: Earnings per Share
Earnings in cents per ordinary share
Basic EPS	43.8	¢	27.1	¢
Diluted EPS	43.8	¢	27.1	¢
Weighted average number of shares outstanding during the year used in the calculation of earnings per share
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	1,166,285,838		1,164,075,671
Effect of options	—		637,553

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in the calculation of diluted earnings per share	1,166,285,838		1,164,713,224

5.	Net tangible asset backing per security

	Year ended 31 Dec 2006 $A million	Year ended 31 Dec 2005 $A million
Net tangible asset backing per ordinary security	$1.25	$1.06

6.	Details of entities over which control has been lost or gained

There was no loss or increased control of entities for the year ended 31 December 2006.

7.	Dividends

Since year end directors have declared a dividend, payable on 9 March 2007, amounting to $140.1 million. This amount has not been recognised as a liability at year end.

Record date to determine entitlements to the dividend is 12 February 2007

Franking account balance as at 31 December 2006 was $212.5 million (2005: $93.5 million)

8.	Amount per share

	Year ended 31 Dec 2006		Year ended 31 Dec 2005
Final dividend per share (cents)
Amount per share	12	¢	10	¢
Franked amount per share at 30% tax rate	12	¢	10	¢

December 2006 Preliminary Final ASX Report

9.	Total dividend on all shares

	Year ended 31 Dec 2006 $A million	Year ended 31 Dec 2005 $A million
Interim dividend paid on ordinary shares [1]	116.6	116.5
Final dividend paid on ordinary shares [2]	116.6	116.3

Total	233.2	232.8

[1]	Relates to 2006 interim dividends declared and paid on 4 September 2006 (2005: 31 October 2005)
[2]	Relates to 2005 final dividends declared and paid on 31 March 2006 (2005: 31 March 2005)

10.	Details of aggregate share of results of associates

	Year ended 31 Dec 2006 $A million	Year ended 31 Dec 2005 $A million
Alumina’s share of associates:
Profit from ordinary activities before income tax	813.4	501.1
Income tax on ordinary activities	(266.8)	(164.0)

Net profit attributable to members of Alumina Limited	546.6	337.1
Dividends received/receivable by Alumina Limited	(521.1)	(415.9)*

Surplus/(shortfall) of equity share of profits over dividends received	25.5	(78.8)

*	Dividends received include a dividend of $320m, this dividend was invested in Alcoa of Australia in return for the issue of new shares

11.	Material interests in entities which are not controlled entities

The economic entity has an interest in the following entities:

	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit
	Year ended 31 Dec 2006	Year ended 31 Dec 2005	Year ended 31 Dec 2006 $A million	Year ended 31 Dec 2005 $A million
Equity accounted associates and joint venture entities
AWAC	40%	40%	546.6	337.1

12.	Ratios

	Year ended 31 Dec 2006%	Year ended 31 Dec 2005%
Profit after tax/equity interests (annualised)
Consolidated net profit from ordinary activities after tax attributable to members as a percentage of members’ equity at the end of the period	29.1	20.6

December 2006 Preliminary Final ASX Report

13.	Issued and quoted securities at end of current period

Category of Securities	Number issued	Number quoted	Issue price per share
Ordinary shares
Fully paid	1,167,616,748	1,167,616,748
Partly paid	Nil	Nil
Ordinary Shares -
Changes during current period:
Increase in fully paid shares following:
(i) exercise of options*	1,971,100	1,971,100	$5.02

Unquoted employee options to acquire fully paid ordinary shares *	Number issued	Number Quoted	Exercise Price	Expiry Date
Issued during the current period	Nil
Exercised during the current period *	1,971,100	Nil	$5.02	30 November 2006
Expired/lapsed during the current period *	Nil

*	Options granted prior to the demerger of WMC Limited to certain employees as part of their remuneration packages. These options are now fully exercised.

14.	Segment Information

Business Segment

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The company predominantly operates in the bauxite, alumina and aluminium business sectors through its equity interests in AWAC. Refer to Directors’ Report for further explanation.

15.	Contingent Liabilities

There are no contingent liabilities as at 31 December 2006.

16.	Events occurring after the balance sheet date

There have been no significant transactions or events since 31 December 2006.

December 2006 Preliminary Final ASX Report

DIRECTORS’ REPORT

The Directors of Alumina Limited present their comments on the consolidated entity consisting of Alumina Limited and the entities it controlled at the end of, or during, the year to 31 December 2006.

Directors

The following persons were Directors of Alumina Limited during the year and up to the date of this report.

D M Morley

J Marlay

P A F Hay

R J McNeilly

M R Rayner (Alternate K A Dean)

Basis of Financial Report Preparation

This financial report is for the year ended 31 December 2006 and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4E and in accordance with the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Comments are for the twelve months ended 31 December 2006 with comparatives for the twelve months ended 31 December 2005 shown in parentheses.

REVIEW OF ALUMINA LIMITED 2006 RESULTS

•	Net Profit and Underlying Earnings

The financial results for Alumina Limited include the Company’s 40% equity share of the full year results of Alcoa World Alumina and Chemicals (AWAC) and associated corporate activities.

The Group’s net profit attributable to Alumina Limited increased by 61.9% to $511.1 million ($315.6 million), a record for Alumina Limited.

We report the Company’s underlying earnings, in addition to net profit under AIFRS, as Directors believe this provides a better understanding of the Company’s performance.

Underlying earnings for the year increased by 71.9% to $569.4 million from $331.3 million in 2005. Underlying earnings has been calculated by adding back to reported net profit for the period an amount of $58.3 million relating to the net value of non-cash entries which do not reflect the year’s operations. These non-cash entries relate to mark-to-market valuations of AWAC embedded derivatives, which reflect higher future aluminium prices based on the forward market at the end of the period, and adjustments resulting from actuarial assessment of the market value of assets held in AWAC employee benefit plans.

Some AWAC energy purchase contracts contain, in the energy price, an aluminium price component so that costs are partially linked to the price of aluminium. This provides a sound economic hedge. Under AIFRS this is accounted for as an embedded derivative and so re-valued, under period-end market conditions, for the entire remaining life of the contract. The result is booked to profit & loss at the end of each financial period. The resulting charge, which introduces unpredictable volatility and does not relate to the period’s operating activities, has been removed in calculating underlying earnings.

•	Returns and Dividend

Alumina Limited Return on Equity was 29.1% (20.6%). Return on equity based on underlying earnings was 32.5% (21.7%).

Continued high returns from AWAC operations, including strong operational cash generation at a time of reinvestment in expansion projects at AWAC refineries, give Directors confidence in the long term returns for Alumina Limited shareholders.

December 2006 Preliminary Final ASX Report

Under a new Funding Agreement, described below, the Company will receive additional dividends from AWAC, almost all of which are expected to be fully franked dividends from Alcoa of Australia Ltd. This provides confidence in the Company’s ability to fully frank future dividends.

Earnings per share were 43.8 cents per share (27.1 cents per share). Earnings per share on underlying earnings were 48.8 cents per share (28.4 cents per share).

Recognising the Company’s strong earnings and cash flow, Directors have declared an increased final dividend of 12 cents per share fully franked, payable 9 March 2007. The Company paid a fully franked interim dividend in September 2006 of 10 cents per share. Dividends paid in respect of 2006 will total 22 cents per share (2005: 20 cents per share).

The Directors are currently considering undertaking an off-market share buy-back in the first half of 2007.

AWAC 2006 PERFORMANCE

AWAC’s Return on Capital during 2006 was 26.7% (2005 20.5%). Return on Capital excluding investments in current growth projects which are not yet contributing to earnings was 28.7% (2005 22.1%)

•	AWAC Revenue

AWAC’s sales revenue increased by 26% compared with 2005, driven by both higher realised prices and increased alumina sales. Increased global demand for alumina and aluminium was largely attributable to growth in consumption in China, which rose more than 17% year-on-year. The average London Metal Exchange (LME) 3-month aluminium price increased by 36% during 2006 to 117¢/lb (86¢/lb).

•	AWAC Production

AWAC’s alumina production was a new record at 14.3 million tonnes (13.7 million tonnes) and seven of AWAC’s refineries achieved record annual production. Most of the production increase came from the Pinjarra refinery following commissioning of the 657,000tpa capacity upgrade in the second quarter. Increased production levels at the Wagerup, Kwinana and Suralco refineries, and capacity creep at other AWAC refineries, accounted for the remainder of the production increase. The annualised production level at the Point Comfort refinery was reduced in November 2006 from 2.3 million mtpy to 1.9 million mtpy by taking down one of six digesters as part of the optimisation of AWAC refinery production.

Aluminium margins increased and 2006 production was 377,351 tonnes (2005 - 377,259 tonnes). This production increase was achieved notwithstanding a power outage at the Portland smelter in November 2005 which affected potline capacity until the third quarter of 2006. The Pt Henry smelter achieved record annual production.

•	AWAC Costs

AWAC’s average cost of alumina production increased by US$18/tonne year-on-year, due to price increases in energy and raw materials including bauxite, and additional caustic soda usage. Costs were also impacted by maintenance and contractor cost increases.

Aluminium production costs at AWAC’s two smelters increased due to higher alumina and power prices.

AWAC partially hedges energy prices to reduce volatility in natural gas and fuel oil prices. It is AWAC’s, and Alumina Limited’s, current practice not to hedge its exposure to aluminium price risk or the currency exposures arising from operating activities.

•	Currency Exchange Rate Movements

The AUD/USD exchange rate averaged 75 cents in 2006 (76 cents in 2005). The year end rate of 0.79 cents resulted in balance sheet revaluations which decreased Alumina Limited profit by $7.9 million.

December 2006 Preliminary Final ASX Report

•	AWAC Capital Projects

Our investment in AWAC growth projects will generate long term value by adding new alumina capacity with low cash operating costs.

AWAC’s capital expenditure increased in 2006 to US$836 million (US$604 million), including sustaining capital expenditure of US$308 million (US$180 million).

The Pinjarra refinery upgrade was completed during 2Q/2006. This upgrade adds 657,000 tonnes per annum of capacity with low cash operating costs. Full production from the expansion is expected to be stabilised at that level during 1Q/2007.

At the Jamalco refinery, a 146,000 tonnes per annum production capacity increase (100% AWAC) will be completed in early 2007, with commissioning during the second quarter. A potential second phase expansion at Jamalco has been deferred pending the outcome of government-to-government negotiations for supply of natural gas.

Construction of the Alumar refinery expansion (AWAC share 1.1 million tonnes per annum) in Brazil and the development of the new Juruti bauxite mine to supply 2.6 million tonnes per annum of bauxite for the refinery expansion were progressed. Both projects are scheduled to commence commissioning during 2008.

The estimated capital costs of AWAC’s current investment projects in Brazil have increased, principally due to the appreciation of the Brazilian currency and increased construction costs. The contracting market for major projects in Brazil is experiencing substantial increases for project engineering fees, construction equipment and labour costs. AWAC’s share of the Alumar refinery expansion and the Juruti mine, including the cost of infrastructure to support future capacity expansion, is now estimated to be approximately US$1.7 billion. The main uncertainty on the cost of these projects continues to be the exchange rate.

In September 2006, the development of an expansion of the Wagerup refinery by up to 2 million tonnes per annum was approved by the Western Australia Government. Detailed design and engineering will continue in 2007 to complete the feasibility assessment and a capital expenditure estimate for the construction project.

Capital expenditure continued on feasibility studies for potential development of new greenfield bauxite mining and alumina refining projects in Guinea and Ghana in West Africa and in Vietnam.

Increased sustaining capital expenditure was principally for residue disposal area development in Western Australia and Jamaica, and extension of bauxite mining operations in Jamaica.

ALUMINA LIMITED – CAPITAL MANAGEMENT

•	Funding Agreement

During the year, Alumina Limited and Alcoa entered into new funding arrangements to provide the AWAC partners with additional dividends from Alcoa of Australia for funding AWAC’s capital projects. Further details of the Funding Agreement are available from the Alumina Limited website.

Cash dividends received by Alumina Limited during 2006 from AWAC totalled A$521.1 million, A$510.8 million of which were fully franked dividends from Alcoa of Australia. 2005 dividends received were comprised of ordinary dividends of A$95.9 million and a special dividend of A$320 million, which was subscribed for additional shares in Alcoa of Australia

•	Dividend Policy and Capital Management

The developments outlined above provide greater confidence in the Company’s capacity to continue to declare fully franked dividends. It is the Directors’ intention, subject to business conditions, to maintain the semi-annual dividend at least at 12 cents per share (24 cents per share per annum), fully franked.

Alumina Limited is currently considering undertaking an off-market share buy-back in the first half of 2007.

December 2006 Preliminary Final ASX Report

•	Debt

Alumina Limited’s debt net of cash, of A$419.1 million, was A$44.4 million lower than at the beginning of 2006.

At year end, Alumina Limited’s borrowings were A$588.1 million, A$109.4 million higher than at the beginning of 2006. Drawdowns of US$293 million during the year were offset by debt repayments of US$180 million. The increase in debt at year end reflects our equity contributions to fund AWAC expansion projects in Brazil and Jamaica. Cash at year end was A$169 million (A$15 million).

Dividends from Alcoa of Australia are expected to substantially fund our investment in AWAC’s growth projects and sustaining capital projects in 2007. Alumina Limited’s share of any remaining funding requirements will be met by Company borrowings. As a result, interest costs are expected to rise.

Alumina Limited established a new US$700 million multi-currency one, three and five year debt facility in mid 2006. We continue to maintain a strong financial position with an A- debt rating with Standard & Poor’s. AWAC continued to be debt free at year end 2006.

•	Costs

Alumina Limited’s corporate costs totalled $10.7 million ($10.2 million). Additional costs were incurred relating to Sarbanes Oxley compliance, and legal and tax costs associated with the new AWAC funding agreement (refer to section labelled “Dividend” for further details). Alumina’s borrowing costs totalled $25.1 million ($15.3 million), due to higher average debt levels and higher average interest rates in 2006. Alumina Limited has no currency hedging or commodity derivatives in place.

•	Contingent Liabilities

There are no contingent liabilities as at 31 December 2006.

OUTLOOK

Global demand for aluminium and alumina is forecast to continue to grow strongly through 2007, with Chinese domestic demand for aluminium projected to grow by at least 14%, and western world growth at approximately 3%. In 2007, aluminium markets are expected to be balanced to potentially short. Alumina markets are expected to be in an oversupply of between 1.5 to 3.0 million tonnes, dependent on the pace of construction and ramp up of new alumina refining production in China and further curtailment of higher cost western world refineries.

AWAC alumina sales in 2007 are forecast to grow, principally to supply Alcoa’s new Iceland smelter, scheduled to start up from 2Q 2007. AWAC’s 2007 production will increase with Pinjarra operating at full expanded capacity, the commissioning of the Jamalco upgrade, and capacity creep at other refineries. Point Comfort refinery is expected to operate at approximately 85% of capacity during 2007. AWAC’s operating costs in 2007 are forecast to increase by approximately US$4/tonne, due to higher average energy prices and bauxite and shipping costs.

Aluminium sales and production at Point Henry and Portland smelters are forecast to marginally increase in 2007.

AWAC 2007 capital expenditure is forecast to be approximately US$1.5 billion. Capital expenditure on bauxite and alumina refining growth projects is forecast to be approximately US$1.2 billion in 2007, with the majority of the expenditure in Brazil at the Juruti bauxite mine development and for the Alumar refinery capacity expansion. Sustaining capital expenditure is forecast at similar levels to 2006.

Alumina Limited’s 2007 underlying earnings sensitivities, based on 2006 underlying earnings and 2006 average LME and A$/US$ exchange rates, are:

•	a US one cent movement in the average 3-month LME aluminium price is expected to impact underlying earnings by approximately A$10 million. The sensitivity of underlying earnings to the LME aluminium price is not linear, as it reflects the mix of AWAC sales contracts on varying terms and may vary with significant changes to the LME aluminium price;

•	each one cent movement in the average Australian dollar/US dollar exchange rate is expected to impact underlying earnings by approximately A$7million.

December 2006 Preliminary Final ASX Report

FORWARD-LOOKING STATEMENTS

Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2005.

December 2006 Preliminary Final ASX Report

Compliance Statement

1.	This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views.

2.	This report gives a true and fair view of the matters disclosed.

3.	This report is based on accounts which are in the process of being audited.

4.	Alumina Limited has a formally constituted Audit Committee.

/s/ John Marlay
John Marlay
Chief Executive Officer

1 February 2007

Alumina

Diagram of AWAC Operations	2
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	3
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	4
Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows	5
Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit	6

Diagram of AWAC Operations

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

US$ Millions (US GAAP) 100%	Full Year 2005	1st Half 2006	2nd Half 2006	Full Year 2006
Sales and Operating Revenue	2,829.6	1,745.7	1,858.3	3,604.0
Revenue from Related Parties	1,670.2	1,028.3	1,050.8	2,079.1

Total Revenue	4,499.8	2,774.0	2,909.1	5,683.1

Cost of Goods Sold and Operating Expenses	(3,284.4)	(1,804.4)	(1,894.6)	(3,699.0)
Selling, Administration and Other Expenses	(80.7)	(47.5)	(51.9)	(99.4)
Provision for Depreciation, Depletion and Amortisation	(196.8)	(101.1)	(115.2)	(216.3)
Other	20.8	22.3	(30.8)	(8.5)

Total Expenses	(3,541.1)	(1,930.7)	(2,092.5)	(4,023.2)

Profit before Taxes on Income	958.7	843.3	816.6	1,659.9
Provision for Taxes on Profit	(313.9)	(263.7)	(274.3)	(538.0)
Profit from Operations	644.8	579.6	542.3	1,121.9
Cumulative effect of accounting change	(0.2)	—	—	—

Net Income	644.6	579.6	542.3	1,121.9

Members’ Equity
Opening Balance at Start of Period	2,820.0	3,254.0	3,297.9	3,254.0
Net Income	644.6	579.6	542.3	1,121.9
Capital Contribution	21.1 [1]	—	499.7	499.7
Dividends Paid and Return of Capital to Partners	(182.1)[1]	(498.6)	(491.3)	(989.9)
Common Stock Issued for Compensation Plans	—	2.2	(2.2)	—
Other Comprehensive Income/(Loss)	(49.6)	(39.3)	148.4	109.1

Closing Balance at End of Period	3,254.0	3,297.9	3,994.8	3,994.8

[1]	In addition, a dividend of A$800 million was paid by Alcoa of Australia, and the same amount was also subscribed for new shares in Alcoa of Australia.

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

US$ Millions (US GAAP) 100%	31 December 2005	30 June 2006	31 December 2006
Cash and Cash Equivalents	229.3	90.4	195.0
Receivables	673.5	930.4	883.5[1]
Inventories	423.2	428.1	477.8
Prepaid Expenses and Other Current Assets	151.2	151.5	231.3

Total Current Assets	1,477.2	1,600.4	1,787.6

Property Plant & Equipment	2,853.1	3,073.6	3,663.8
Investments	187.7	199.1	208.9
Other Assets and Deferred Charges	604.2	633.5	600.6

Total Non-Current Assets	3,645.0	3,906.2	4,473.3

Total Assets	5,122.2	5,506.6	6,260.9

Short Term Borrowings	113.9	262.5	132.2
Payables	649.5	835.3	840.9
Taxes Payable	227.8	341.4	434.6
Accrued Compensation and Retirement Costs	106.4	107.3	112.2
Other Current Liabilities	156.8	58.7	132.6

Total Current Liabilities	1,254.4	1,605.2	1,652.5

Long Term Debt	—	0.3	0.3
Deferred Taxes	214.0	202.6	213.8
Other Long Term Liabilities	399.8	400.6	399.5

Total Non-Current Liabilities	613.8	603.5	613.6

Total Liabilities	1,868.2	2,208.7	2,266.1

Minority Interest	—	—	—
Equity	3,254.0	3,297.9	3,994.8

Total Liabilities & Equity	5,122.2	5,506.6	6,260.9

[1]	Receivables at 31 December 2006 includes an amount of US$100 million advanced by Alcoa of Australia to a non-AWAC Alcoa Company, which is at call. This amount has been treated as a cash equivalent in calculating AWAC’s net debt.

Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows

US$ Millions (US GAAP) 100%	Full Year 2005	1st Half 2006	2nd Half 2006	Full Year 2006
Operating Activities
Net Income	644.6	579.6	542.3	1,121.9
Adjustments to Reconcile Net Income to Cash from Operations
Depreciation, Amortisation and Impairment	196.8	101.1	115.2	216.3
Other Items*	(39.0)	(130.9)	74.7	(56.2)

Cash from Operating Activities	802.4	549.8	732.2	1,282.0

Financing Activities
Dividends Paid & Return of Capital to Partners	(182.1)[1]	(498.6)	(491.3)	(989.9)
Change in Debt	(4.2)	148.9	(130.3)	18.6
Common Stock Issued for Compensation Plans	—	2.2	(2.2)	—
Capital Contribution	21.1	—	499.7	499.7

Cash Used for Financing Activities	(165.2)	(347.5)	(124.1)	(471.6)

Investing Activities
Capital Expenditure	(603.9)	(330.4)	(505.8)	(836.2)
Other	(20.8)	(17.8)	(9.0)	(26.8)

Cash Used for Investing Activities	(624.7)	(348.2)	(514.8)	(863.0)

Effect of Exchange Rate Changes on Cash	(9.7)	7.0	11.3	18.3
Cash Generated / (Used)	2.8	(138.9)	104.6	(34.3)

Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	226.5	229.3	90.4	229.3
Cash and Cash Equivalents at End of Period	229.3	90.4	195.0	195.0

Net Change in Cash and Cash Equivalents	2.8	(138.9)	104.6	(34.3)

*	Other Items consists of net movement in working capital and other non-current assets and liabilities
[1]	In addition, a dividend of A$800 million was paid by Alcoa of Australia, and the same amount was also subscribed for new shares in Alcoa of Australia.

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit

	Full Year 2005	1st Half 2006	2nd Half 2006	Full Year 2006
USD Profit Before Taxes on Income (US GAAP)	958.7	843.3	816.6	1,659.9
Less: USD AIFRS Adjustments	(4.0)	(102.5)	(29.5)	(132.0)
Total USD Profit Before Taxes (AIFRS)	954.7	740.8	787.1	1,527.9

Total AUD Profit Before Taxes (AIFRS)	1,252.7	1,001.0	1,032.5	2,033.5

Alumina Limited Share of Equity Profit Before Tax	501.1	400.4	413.0	813.4
Less: Share of Equity Income Tax Expense	(164.0)	(125.1)	(141.7)	(266.8)

Alumina Limited Share of Equity Profit After Tax	337.1	275.3	271.3	546.6

The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2007 – 1AWC

In accordance with Listing Rule 2.7 please find enclosed Appendix 3B, application for quotation of additional securities.

Stephen Foster

Company Secretary

Alumina Limited
31 January 2007
ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Alumina Limited

ABN

85 004 820 419

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares in Alumina Limited

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,513,300

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

The securities of 1,513,300 ordinary shares recorded above (2) arose from options that were exercised during the period.

Option exercise prices and expiry dates are described in Annexure “A” to this form.

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5	Issue price or consideration	Refer Annexure “A”

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercising of options. Refer (3) above.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Following allotment

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,167,616,748	Fully paid ordinary shares in Alumina Limited

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Refer Annexure “A”

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As per existing ordinary shares in Alumina Limited

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A

39	Class of +securities for which quotation is sought	N/A

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	N/A

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 31 January 2007
(Company secretary)

Print name:	Stephen Foster

== == == == ==

Details of Securities Issues

	Shares	Issue Price	Share Capital
	1,513,300	$5.02	$7,596,766
Shares to be quoted	1,513,300		$7,596,766

Details of Securities not quoted on the ASX

Unquoted securities as at 30 June 2006	Option Classes	Options Exercised	Options Lapsed	Options Issued	Unquoted Securities as at 31 December 2006
1,513,300	Employee options expiring 30/11/2006 exercisable at $5.02	1,513,300	0	0	0

Quoted Securities as at 30 June 2006	1,166,103,448
Shares allotted	0
Plus securities subject to this application for quotation	1,513,300

TOTAL SECURITIES TO BE QUOTED ON ASX	1,167,616,748